SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the Minutes of the 113th Board of Directors’ Meeting” dated on January 19, 2005.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Announces the Minutes of the 113th Board of Directors’ Meeting

January 19, 2005 (02 pages)

For more information, please contact:

Daniel de Andrade Gomes

TELESP, São Paulo, Brazil

Tel.:      (55-11) 3549-7200

Fax:      (55-11) 3549-7202

E-mail: dgomes@telefonica.com.br

URL:    www.telefonica.com.br

(São Paulo – Brazil; January 19, 2005) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 113th Board of Directors’ meeting held on January 19, 2005:

1. DATE, TIME AND PLACE OF THE MEETING: January 19, 2005, at 12:00 São Paulo time, at the Company’s headquarters located at Rua Martiniano de Carvalho #851 in the Capital of the State of São Paulo.

2. MEETING BOARD COMPOSITION: Fernando Xavier Ferreira – President of the Board of Directors and João Carlos de Almeida - Secretary.

3. INSTALLATION: The meeting began with the presence of the undersigned Board Members and once the legal “quorum” to proceed with the meeting was verified, according to the Company’s bylaws.

4. RESOLUTIONS:

4.1. – Due to the modifications of the Company’s bylaws, approved in the 19th Extraordinary Shareholders’ Meeting, held on January 19, 2005, relative to the composition of the executive board and the incumbencies of the executive members, the present members of the Board of Directors’ unanimously elected: (a) to the position of Vice-President of Regulation and Businesses with Operators, Mr. Eduardo Navarro de Carvalho, Brazilian, single, with studies of engineering, holder of identity card RG #M1,501,849 SSP/MG, registered under CREA/MG #4474/d and CPF/MF #531,710,556-00, resident in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851, São Paulo, SP; and (b) to the position of Vice-President of National Businesses, Mr. Bento José de Orduña Viegas Louro, Portuguese, married, economist, holder of identity card RNE #W255468-W and CPF/MF #628,409,917-72, resident in the city of São Paulo, state of São Paulo, commercial address at Rua Martiniano de Carvalho 851, São Paulo, SP. The appointees declare that they have not been charged by any of the crimes that the law states as impediments to execute the functions that belong to the positions they are taking. The term of the now elected executive members will expire on the date of the General Ordinary Shareholders’ Meeting of 2007.

4.1.1. - Taking into consideration the appointments approved on this meeting, the composition of the Executive Board, with term expiring on the General Ordinary Shareholders’ Meeting of 2007, is as follows: (a) President: Mr. Fernando Xavier Ferreira; (b) Vice-President of Financial Planning: Mr. Gilmar Roberto Pereira Camurra; (c) Chief Executive Officer: Mr. Manoel Luiz Ferrão de Amorim; (d) Executive Vice-President of Strategic Planning: Mr. Stael Prata Silva Filho; (e) Vice-President of Administration and Finance and Investor Relations Officer: Mr. Pedro Lucas Antón Lázaro; (f) Vice-President of Network: Mr. Fábio Silvestre Micheli; (g) Commercial Vice-President for Businesses: Mr. Mariano Sebastian de Beer; (h) Commercial Vice-President for Residential Clients: Mr. Odmar Geraldo Almeida Filho; (i) Vice-President of Human Resources: Mr. José

Carlos Misiara; (j) Vice-President of Organization and Information Systems: Mr. Manuel José Benazet Wilkens; (k) Vice-President of Regulation and Businesses with Operators, Mr. Eduardo Navarro de Carvalho; (l) Vice-President of National Businesses, Mr. Bento José de Orduña Viegas Louro.

At the end of the meeting, as there were no more subjects to be discussed, this minute was prepared as a summary of the events by the Secretary of the Board, and was approved and signed by the members of the Board of Directors and will henceforth be contained in the meeting log. São Paulo, January 19, 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: January 19, 2005.	By:	/s/ Daniel de Andrade Gomes
	Name:	Daniel de Andrade Gomes
	Title:	Investor Relations Director